SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
September 8, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a notification of Infineon Technologies Investment B.V. dated September 7, 2009, announcing the early redemption of the remaining Guaranteed Subordinated Exchangeable Bonds due 2010 exchangeable into American Depositary Shares, representing ordinary shares with no par-value of Qimonda AG for reasons of insufficient outstanding principal amount.

Infineon Technologies Investment B.V.
NOTIFICATION
of the early redemption at the option of the Issuer
for reasons of Insufficient Outstanding Principal Amount
as defined in § 4 (6) of the Terms and Conditions
in relation to
Infineon Technologies Investment B.V. (the “Issuer”)
EUR 215,000,000
1,375% Guaranteed Subordinated Exchangeable Bonds due 2010
exchangeable into American Depositary Shares, representing ordinary shares with no par-value of Qimonda AG
(the “Bonds”)
unconditionally and irrevocably guaranteed by
Infineon Technologies AG
- ISIN DE000A0TJ8M1, WKN A0TJ8M, Common Code 032258948 -
The Issuer has become aware that as of 31st August, 2009 the aggregate principal amount of Bonds outstanding has fallen below EUR 43,000,000.
As a result hereof, the Issuer hereby gives notice according to § 4 (6) of the Terms and Conditions of the Bonds to redeem the remaining Bonds in whole at their principal amount together with interest accrued thereon until (but excluding) the date of redemption. The Issuer hereby designates 29th September, 2009 as the date of redemption.
Rotterdam, 7th September, 2009

Andreas Brandstetter Managing Director	Pieter Hattink Managing Director
Infineon Technologies Investment B.V. * Westblaak 32 * 3012 KM Rotterdam * The Netherlands * Phone: +31 (10) 217 68 30 * Fax: +31 (10) 217 68 19 * Commercial Register: Rotterdam * HRB 24338361

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: September 8, 2009	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer

By:	/s/ Michael v. Eickstedt
Michael v. Eickstedt
General Counsel and Corporate Vice President